Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2011	2012	2013	2014	2015
Earnings available for fixed charges, as defined:
Net income from continuing operations	$195,731	$143,626	$163,011	$203,752	$216,917
Tax expense based on income	126,821	94,166	110,115	142,701	127,403
Fixed charges (a)	141,308	134,191	135,424	128,315	140,047
Earnings available for fixed charges, as defined	$463,860	$371,983	$408,550	$474,768	$484,367
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$129,300	$119,248	$117,327	$111,205	$121,591
Estimated interest cost within rental expense	3,581	3,577	3,731	4,237	4,224
Amortization of net debt premium, discount, and expenses	8,427	11,366	14,366	12,873	14,232
Total fixed charges, as defined	$141,308	$134,191	$135,424	$128,315	$140,047
Ratio of earnings to fixed charges	3.28	2.77	3.02	3.70	3.46
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3,045	$3,023	$3,023	$3,023	$3,023
Adjustment to pretax basis	1,973	1,982	2,042	2,117	1,776
	$5,018	$5,005	$5,065	$5,140	$4,799

Combined fixed charges and preferred stock dividend requirements	$146,326	$139,196	$140,489	$133,455	$144,846
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.17	2.67	2.91	3.56	3.34

(a)	Includes net interest related to uncertain tax positions.